1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 5, 2014

VIA EDGAR

Ms. Sally Samuel, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Pre 14A filing by Voya Mutual Funds (“VMF”) (File Nos. 33-56094 and 811-07428); Voya Asia Pacific High Dividend Equity Income Fund (File No. 811-22004), Voya Emerging Markets High Dividend Equity Fund (File No. 811-22438), Voya Global Advantage and Premium Opportunity Fund (File No. 811-21786), Voya Global Equity Dividend and Premium Opportunity Fund (File No. 811-21553), and Voya International High Dividend Equity Income Fund (File No. 811-22051) (collectively, the “Registrants”)

Dear Ms. Samuel:

This letter responds to comments you provided to me via telephone on November 4, 2014 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the Preliminary Proxy Statements filed by the Registrants on October 27, 2014. Set forth below are the comments received from the Staff and the Registrants’ respective responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the Preliminary Proxy Statements.

I.	Comments Applicable to All Proxy Statements

Comment 1.  In the section of the Proxy Statements entitled “NN Group Separation Plan – Factors Considered by the Board,” there are certain references that may imply that the Board considered relevant factors or considerations that may not be addressed in the disclosure. Please revise the disclosure to discuss these additional relevant factors or, if these factors or considerations are not relevant, please delete these references.

Sally Samuel, Esq. December 5, 2014 Page 2

Response. The Registrants appreciate the Staff’s comment, but believe the disclosure meets the requirements of Item 22(c)(11) of Schedule 14A and have determined not to revise the disclosure.

Comment 2.  The descriptions of the Proposed IIMA Sub-Advisory Agreements in the Proxy Statements are qualified in their entirety by reference to copies of forms of the Proposed IIMA Sub-Advisory Agreements included in an Appendix. Please remove this qualification.

Response.  The Registrants believe the descriptions of the terms of the Proposed IIMA Sub-Advisory Agreements in the Proxy Statements are accurate and comply with the requirements of Item 22(c)(1)(ii) of Schedule 14A, which requires a registrant to “briefly describe the terms” of an advisory agreement to which action is to be taken at the shareholder meeting. The Registrants believe that it is appropriate and helpful to reference the complete forms of the agreements in the Appendixes because no brief description can contain all of the information that is in the complete forms of the agreements, and the Registrants believe that the reference may be helpful to shareholders.

Comment 3.  Please confirm that all missing and bracketed information in the PRE-14A filings will be included or finalized in the subsequent DEF-14A filings.

Response.  The Registrants confirm that all missing and bracketed information will be included or finalized in the DEF-14A filings with regard to these Proxy Statements.

Comment 4.  Please confirm that shareholders will only be permitted to vote on Proposals that are applicable to the funds in which they hold interests.

Response.  The Registrants confirm that shareholders will only be permitted to vote on Proposals that are applicable to the funds in which they hold interests.

Comment 5.  Please provide the usual Tandy representation.

Response. The requested Tandy representation is provided in Attachment A.

II.	Comment Regarding the VMF Proxy Statement

Comment 1.  Please supplement the disclosure regarding the Board’s considerations in connection with its determination to recommend that shareholders of the Voya Russia

Sally Samuel, Esq. December 5, 2014 Page 3

Fund vote “for” Proposal 2 to include more information regarding the factors the Board considered.

Response. VMF appreciates the Staff’s comment, but believes the disclosure is sufficient and has determined not to revise the disclosure.

III.	Comments Regarding the Proxy Statements for Voya Asia Pacific High Dividend Equity Income Fund, Voya Emerging Markets High Dividend Equity Fund, Voya Global Advantage and Premium Opportunity Fund, Voya Global Equity Dividend and Premium Opportunity Fund, and Voya International High Dividend Equity Income Fund (“CEFs”)

Comment 1.  Please clarify the statement in the Notice of Special Meeting of Shareholders that IIMA serves as “a sub-adviser or sub-sub-adviser to one or more of the Funds.”

Response.  The CEFs have revised this statement in accordance with this comment to indicate that IIMA serves as either a sub-adviser or sub-sub-adviser to each of the Funds.

Comment 2.  Please replace the reference to “certain Funds” in Proposal One with a list of the applicable Funds.

Response.  The CEFs have revised Proposal One in accordance with this comment.

Should you have any questions or comments regarding this letter, please contact me at 202.261.3314 or Kristen Freeman of Voya Funds at 480.477.2650.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Dechert LLP

Attachments

cc:	Huey P. Falgout, Jr., Esq.

Kristen Freeman, Esq.

Attachment A

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

December 5, 2014

VIA EDGAR

Ms. Sally Samuel, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Preliminary Proxy Statements filed on Schedule 14A for Voya Mutual Funds (File Nos. 33-56094 and 811-07428); Voya Asia Pacific High Dividend Equity Income Fund (File No. 811-22004), Voya Emerging Markets High Dividend Equity Fund (File No. 811-22438), Voya Global Advantage and Premium Opportunity Fund (File No. 811-21786), Voya Global Equity Dividend and Premium Opportunity Fund (File No. 811-21553), and Voya International High Dividend Equity Income Fund (File No. 811-22051) (collectively, the “Registrants”)

Dear Ms. Samuel:

Each Registrant is responsible for the adequacy and accuracy of the disclosure in its respective filing captioned above. Further, each Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the applicable Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

Voya Investment Management – Voya Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.

Corey F. Rose, Esq.

Dechert LLP